UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 19, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: April 19, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

Monday April 19, 2004

(No.2004-04- 09 )

CARMANAH ANNOUNCES RECORD FINANCIAL RESULTS FOR Q1 2004

Sales Up 115% and Net Earnings of $369,492 for the Quarter

Vancouver, British Columbia, Canada – Monday, April 19, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its first quarter results for the three months ended March 31, 2004 and 2003.

Highlights for the quarter:

  Record revenues of $4,113,701, representing a 115% increase over Q1 2003 and a 24% increase over the prior Company record achieved in Q4 2003;

  Earnings before income tax, depreciation and amortization (EBITDA) was $458,156;

  Net earnings of $369,492 for the quarter, as compared to $12,915 for Q1 2003;

  Gross profit margin increasing to 52% from an average of 51% for fiscal 2003.

"This has been a very strong quarter for Carmanah, consistent with our financial objectives for 2004." stated Art Aylesworth, Carmanah's CEO.  "Building on the significant momentum of Q4 2003, we are now making excellent headway in all strategic areas of our business.  Although we achieved record revenues and profitability for Q1 2004, it is important to note that the first half of our fiscal year is historically slower than the last half, and Q1 2004 provides an excellent foundation for the remainder of the year.”

Summary of Results

Carmanah's total revenues for the three months ended March 31, 2004 increased 115% to $4,113,701 compared with $1,906,478 for the same period in 2003.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets, and from the sale of edge-lit signs through its newly acquired subsidiary AVVA Light Corporation.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

Carmanah's gross profit margin achieved in Q1 was 52% of sales, slightly higher than the annual profit margin achieved in fiscal 2003 of 51%.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Wages and benefits expense for the three months ended March 31, 2004, increased 82% to $804,941, compared with $443,346 in 2003.  This increase was the result of an increase in sales and administrative staff in support of planned sales growth, as well as the increase in staffing levels resulting from the acquisition of AVVA in October 2003.  As a percentage of sales, wages and benefits expense represents 20% of sales in Q1 2004, compared with 23% of sales in Q1 2003.

Office and administration expenses in first quarter 2004 were $246,802, representing a 56% increase over same period in 2003 at $158,613.  Most of the increase in office and administration expense is the result of the acquisition of AVVA, which comprises $77,598 (88%) of the total increase for the period.  The total office and administration expenses in Q1 2004 decreased as a percentage of sales to 6% of total sales in, as compared to 8% of total sales in Q1 2003.

During first quarter 2004, research and development expenses of $337,903 represented a 72% increase over $196,664 in the comparative quarter.  The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate.  This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be aggressive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses decreased in Q1 2004 to 8% of sales, compared with Q1 2003 at 10% of total sales.

Sales and marketing expenses in first quarter 2004 were $293,773, representing a 106% increase over same period in 2003 at $142,569.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified significant future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 7% of total sales for both 2004 and 2003 quarters.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Net earnings for Q1 2004 were $369,492 compared with $12,915 in Q1 2003, and net earnings before income tax, depreciation and amortization (EBITDA) was $458,156, compared with $49,705 for Q1 2003.  The net earnings for this quarter at 9% of total sales represent a significant milestone for Carmanah, compared with previous net earnings which been closer to a breakeven point.

Carmanah's cash and cash equivalents at March 31, 2004 was $6,257,627, compared to $1,693,069 at December 31, 2003.  Net cash usage from operations and investing activities was $720,774.  During the quarter, the Company closed a private placement financing for gross proceeds of $5,750,000.  Net working capital at the end Q1 2004 was $9,772,493, with a current ratio of 5:1 and $55,917 of non-current debt obligations.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

March 31, 2004 and December 31, 2003

(Unaudited - Prepared by Management)

	March 31, 2004	December 31, 2004
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$ 6,257,627	$ 1,693,069
Accounts receivable, net	3,948,453	2,698,061
Inventories	1,865,842	1,904,872
Prepaid expenses and deposits	119,481	53,376
	12,191,403	6,349,378
Equipment and leasehold improvements, net	1,026,242	871,683
Intangible assets, net	184,493	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	190,114	190,114
	$ 16,664,425	$ 10,673,668

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 1,984,012	$ 1,648,841
Bank loan	310,000	383,332
Deferred revenue	71,988	71,228
Current portion of long-term debt	21,848	21,814
Current portion of obligations under capital leases	31,062	55,435
	2,418,910	2,180,650
Long-term debt	27,850	33,325
Obligations under capital leases	28,067	71,656
	2,474,827	2,285,631

Shareholders' equity:
Share capital	14,258,323	8,831,345
Contributed surplus	476,990	471,899
Deficit	(545,715)	(915,207)
	14,189,598	8,388,037
	$ 16,664,425	$ 10,673,668

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the three months ended March 31, 2004 and 2003

(Unaudited – Prepared by Management)

	2004	2003

Sales	$ 4,113,701	$ 1,906,478
Cost of sales	1,947,147	904,182
	2,166,554	1,002,296
Operating expenses:
Wages and benefits	804,941	443,346
Office and administration	246,802	158,613
Research and development	337,903	196,664
Sales and marketing	293,773	142,569
Bank charges and interest	29,527	14,178
Amortization of:
Capital assets	79,039	34,562
Patents and other intangible assets	9,625	2,228
	1,801,610	992,160

Operating income for the period	364,944	10,136
Interest and other income	4,548	2,779

Net earnings before income taxes	369,492	12,915

Income tax expense (recovery):
Current income taxes Future income taxes	206,000 (206,000)	- -

Net earnings for the period	369,492	12,915

Retained earnings (deficit), beginning of year, as previously reported	(741,505)	(764,348)

Adjustment to reflect change in accounting for employee stock options	(173,702)	(24,465)

Deficit, beginning of period	(915,207)	(788,813)

Deficit, end of period	$ (545,715)	$ (775,898)

Earnings per share:
Basic	$ 0.013	$ 0.001
Fully diluted	$ 0.012	$ 0.001
Weighted average number of shares outstanding:
Basic	27,307,882	20,808,266
Fully diluted	29,459,672	21,247,693

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com